Exhibit 99.1

SOURCE: Neptune Technologies & Bioressources	PRESS RELEASE

Acasti Pharma Inc. to present at the ATVB 2010 council of the American Heart Association

Significant positive lipid management effects will be presented

Laval, Québec, CANADA – Laval, April 8, 2010. Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) and Acasti Pharma Inc. (“Acasti”) announce the acceptance for presentation of preclinical study results at the council for Arteriosclerosis, Thrombosis and Vascular Biology (ATVB) 2010 Scientific Sessions Meeting of the American Heart Association to be held April 8-10 in San Francisco, CA.

The results of the study entitled "CaPre™, an Omega-3: Phospholipid, Managing Dyslipidemia in Three Murine Phenotypes " will be presented by Dr. Steven J. Adelman, Ph.D., FAHA, CEO/Founder of Vascular Strategies LLC. This study, conducted in collaboration with Professor Daniel Rader, University of Pennsylvania School of Medicine, and Dr. Steven J. Adelman, evaluates the mechanism of action of Acasti’s prescription drug candidate (omega-3 phospholipid “CaPre™”) for the treatment of dyslipidemia and cardio-metabolic disorders.

CaPre™ was shown to be effective in beneficially modulating the lipid profile of healthy and diseased mice with high cholesterol, obesity and diabetes. CaPre™ significantly reduced triglycerides (60%) and bad cholesterol - LDL (28%) while simultaneously increasing good cholesterol - HDL (25%).

“We are all very pleased that our data has been accepted by the American Heart Association, through a peer reviewed process, allowing us to introduce Acasti in the medical scientific community with our participation in the ATVB 2010 sessions” said Dr. Tina Sampalis, President of Acasti Pharma Inc. “It is a great privilege to work with distinguished scientists like Prof. Rader and Dr. Adelman. This is the first of three studies we are working on together, and we are looking forward to expanding to further preclinical and clinical studies soon.”

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

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Neptune Contact:
Neptune Technologies & Bioressources Inc.
Henri Harland, CEO
450-687-2262
h.harland@neptunebiotech.com
www. neptunebiotech.com

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